Exhibit 4.4

NOVA CHEMICALS CORPORATION
PRO FORMA EARNINGS COVERAGE RATIO
(MILLIONS OF U.S. DOLLARS)

Pro forma earnings coverage ratio for the twelve-month periods ended (unaudited)(1):

	December 31, 2004		September 30, 2005
Net income	$252		$126
Interest expense	102		108
Income tax expense	83		56
Preferred securities distributions	4		—

	$441		$290

Annual interest requirement	$139		$140

Pro forma earnings coverage ratio(2)	3.2	x	2.1	x

(1)
Calculated in accordance with Canadian securities law disclosure requirements.

(2)
Pro forma earnings coverage ratio is equal to net income before interest expense on long-term debt, income taxes and distributions on preferred securities, for the twelve-month periods indicated, divided by annual interest requirements on long-term debt. For purposes of calculating the pro forma financial ratio set forth above, long-term debt includes the current portion of long-term debt and the notes exchanged in this offering.